UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018

HDFC BANK LIMITED (Registrant)

by	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Unaudited financial and other information of HDFC Bank Limited (the “Bank”) and certain other information relating to the Bank’s results under Indian GAAP for the three months ended June 30, 2018 and the three months ended June 30, 2017.

Exhibit I

Unaudited unconsolidated financial and other information of HDFC Bank Limited (the “Bank”) under Indian GAAP for the three months ended June 30, 2018 and the three months ended June 30, 2017

	Particulars	Three months ended June 30, 2017		Three months ended June 30, 2018
		(in million, except percentages)
1	Interest Earned (a)+(b)+(c)+(d)	Rs.186,687.2		Rs.225,489.8		US$	3,293.9
	a) Interest / Discount on Advances / Bills	144,860.6		173,907.3			2,540.3
	b) Income on Investments	38,929.7		45,892.9			670.4
	c) Interest on Balances with Reserve Bank of India and Other Interbank Funds	1,082.0		3,323.8			48.6
	d) Others	1,814.9		2,365.8			34.6
2	Other Income (see Note 6)	35,166.6		38,180.6			557.7
3	Total Income (1)+(2)	221,853.8		263,670.4			3,851.6
4	Interest Expended	92,979.8		117,354.1			1,714.2
5	Operating Expenses (i)+(ii)	53,674.6		59,838.8			874.1
	i) Employees Cost	16,575.1		18,105.1			264.5
	ii) Other Operating Expenses (see Note 7)	37,099.5		41,733.7			609.6
6	Total Expenditure, excluding Provisions & Contingencies (4)+(5)	146,654.4		177,192.9			2,588.3
7	Operating Profit before Provisions and Contingencies (3)-(6)	75,199.4		86,477.5			1,263.3
8	Provisions (other than tax) and Contingencies	15,587.6		16,293.7			238.0
9	Exceptional Items	—		—			—
10	Profit / (Loss) from Ordinary Activities before Tax (7)-(8)-(9)	59,611.8		70,183.8			1,025.3
11	Tax Expense	20,673.4		24,169.4			353.0
12	Net Profit / (Loss) from Ordinary Activities after Tax (10)-(11)	38,938.4		46,014.4			672.3
13	Extraordinary Items (net of Tax Expense)	—		—			—
14	Net Profit / (Loss) for the Period (12)-(13)	38,938.4		46,014.4			672.3
15	Paid up Equity Share Capital (Face Value of Rs.2 each)	5,147.8		5,208.3			76.1
16	Reserves Excluding Revaluation Reserves (as per balance sheet of previous accounting year)
17	Analytical Ratios
	(i) Percentage of Shares held by Government of India	—		—			—
	(ii) Capital Adequacy Ratio	15.6%		14.6%			14.6%
	(iii) Earnings [Net Profit/(Loss)] per Share (“EPS”)
	(a) Basic EPS before & after extraordinary items (net of tax expense)—not annualized	15.2		17.7			0.3
	(b) Diluted EPS before & after extraordinary items (net of tax expense)—not annualized	15.0		17.5			0.3
	(iv) Non-Performing Assets (“NPA”) Ratios
	(a) Gross NPAs	72,429.3		95,386.2			1,393.3
	(b) Net NPAs	25,282.1		29,071.0			424.6
	(c) % of Gross NPAs to Gross Advances	1.2	4%	1.3	3%		1.3	3%
	(d) % of Net NPAs to Net Advances	0.4	4%	0.4	1%		0.4	1%
	(v) Return on Assets (average)—not annualized	0.4	6%	0.4	4%		0.4	4%

The segment information below is reported for the operating segments of the Bank in accordance with Accounting Standard (AS) 17 on Segment Reporting. Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by the Reserve Bank of India (“RBI”).

Particulars		Three months ended June 30, 2017	Three months ended June 30, 2018
		(in million)
1	Segment Revenue
a)	Treasury	Rs.47,408.8	Rs.52,853.2	US$772.0
b)	Retail Banking	175,922.9	204,005.9	2,979.9
c)	Wholesale Banking	93,722.3	123,790.5	1,808.2
d)	Other Banking Operations	25,511.7	32,786.3	479.0
e)	Unallocated	—	—	—
	Total	342,565.7	413,435.9	6,039.1
	Less: Inter Segment Revenue	120,711.9	149,765.5	2,187.5

	Income from Operations	221,853.8	263,670.4	3,851.6

2	Segment Results
a)	Treasury	4,573.9	504.5	7.4
b)	Retail Banking	21,223.8	31,446.8	459.3
c)	Wholesale Banking	28,219.0	31,558.5	461.0
d)	Other Banking Operations	9,810.7	11,723.8	171.3
e)	Unallocated	(4,215.6)	(5,049.8)	(73.7)

	Total Profit Before Tax	59,611.8	70,183.8	1,025.3

3	Segment Assets
a)	Treasury	2,657,041.7	3,017,030.8	44,070.0
b)	Retail Banking	3,145,713.3	3,860,658.4	56,392.9
c)	Wholesale Banking	2,798,496.5	3,468,144.6	50,659.4
d)	Other Banking Operations	304,152.6	399,467.2	5,835.0
e)	Unallocated	51,126.5	58,789.9	858.8

	Total	8,956,530.6	10,804,090.9	157,816.1

4	Segment Liabilities
a)	Treasury	353,033.2	586,980.6	8,574.1
b)	Retail Banking	5,371,813.0	6,295,579.6	91,960.0
c)	Wholesale Banking	1,977,119.8	2,554,605.1	37,315.3
d)	Other Banking Operations	36,042.5	42,984.7	627.9
e)	Unallocated	275,944.8	247,240.2	3,611.3

	Total	8,013,953.3	9,727,390.2	142,088.6

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	2,304,008.5	2,430,050.2	35,495.9
b)	Retail Banking	(2,226,099.7)	(2,434,921.2)	(35,567.1)
c)	Wholesale Banking	821,376.7	913,539.5	13,344.1
d)	Other Banking Operations	268,110.1	356,482.5	5,207.2
e)	Unallocated	(224,818.3)	(188,450.3)	(2,752.6)

	Total	942,577.3	1,076,700.7	15,727.5

Notes:

1.	Statement of Assets and Liabilities as at June 30, 2017 and June 30, 2018:

Particulars	As at June 30, 2017	As at June 30, 2018
		(in million)
CAPITAL AND LIABILITIES
Capital	Rs.5,147.8	Rs.5,208.3	US$	76.1
Reserves and Surplus	937,429.5	1,071,492.4		15,651.4
Deposits	6,713,760.5	8,057,853.2		117,701.6
Borrowings	860,117.0	1,210,243.1		17,678.1
Other Liabilities and Provisions	440,075.8	459,293.9		6,708.9

Total	8,956,530.6	10,804,090.9		157,816.1

ASSETS
Cash and Balances with Reserve Bank of India	362,041.7	395,887.8		5,782.8
Balances with Banks and Money at Call and Short Notice	207,664.2	119,050.8		1,739.0
Investments	2,161,082.7	2,756,786.5		40,268.6
Advances	5,809,758.0	7,086,486.9		103,512.8
Fixed Assets	35,932.1	35,761.5		522.4
Other Assets	380,051.9	410,117.4		5,990.5

Total	8,956,530.6	10,804,090.9		157,816.1

2.	The financial results for the three months ended June 30, 2018 have been approved by the Board of Directors of the Bank at its meeting held on July 21, 2018.

3.	During the three months ended June 30, 2018, the Bank allotted 9,067,600 shares pursuant to the exercise of options under the approved employee stock option schemes.

4.	The Board of Directors of the Bank, at their meeting held on December 20, 2017, approved the raising of funds aggregating up to Rs.240.0 billion, of which an amount up to a maximum of Rs.85.0 billion was approved to be through the issuance of equity shares of face value of Rs.2 each pursuant to a preferential issue to Housing Development Finance Corporation Limited. The remaining balance was approved to be raised through the issuance of equity shares, convertible securities or depository receipts pursuant to a Qualified Institutions Placement (QIP), American Depository Receipts (ADR) or Global Depository Receipt (GDR) program. The said raising of funds was approved by the shareholders of the Bank at its Extra-Ordinary General meeting held on January 19, 2018. The Bank has since received all relevant approvals. On July 17, 2018, the Bank allotted 39,096,817 equity shares to Housing Development Finance Corporation Limited at the issue price of Rs.2,174.09 per equity share (including a share premium of Rs.2,172.09 per equity share), aggregating to Rs.85.0 billion.

5.	In accordance with RBI guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. These disclosures have not been subjected to audit or review by the statutory auditors.

6.	Other Income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.

7.	Other Operating Expenses include commission paid to sales agents of Rs.7.4 billion for the three months ended June 30, 2018 (three months ended June 30, 2017: Rs.5.3 billion).

8.	RBI circular DBR.No.BP.BC.113/21.04.048/2017-18 dated June 15, 2018 grants banks an option to spread provisioning for mark to market (“MTM”) losses on investments held in “available for sale” (“AFS”) and “held for trading” (“HFT”) categories for the quarter ended June 30, 2018. The circular states that the provisioning for this period may be spread equally over up to four quarters, commencing with the current quarter ended June 30, 2018. The Bank has not availed of the said option and has recognized the entire net MTM loss on investments of Rs.3.9 billion in the three months ended June 30, 2018.

9.	As at June 30, 2018, the total number of banking outlets and ATMs were 4,804 and 12,808, respectively.

10.	Figures of the previous period have been regrouped and reclassified wherever necessary to conform to the current period’s classification.

11.	For the convenience of the reader, the financial data as of and for the three months ended June 30, 2018 have been translated into U.S. dollars at the applicable rate on June 29, 2018 of Rs.68.46 per US$1.00.

Financial and other information for the three months ended June 30, 2018 and the three months ended June 30, 2017

The Board of Directors of HDFC Bank Limited approved the Bank’s results under Indian GAAP for the three months ended June 30, 2018, at their meeting held in Mumbai on Saturday, July 21, 2018.

Financial Results

Profit & Loss Account: Three months ended June 30, 2018 and June 30, 2017

The Bank’s total income for the three months ended June 30, 2018 at Rs.263,670.4 million grew by 18.8% from Rs.221,853.8 million for the three months ended June 30, 2017. Net revenues (net interest income plus other income) increased to Rs.146,316.3 million for the three months ended June 30, 2018 from Rs.128,874.0 million in the corresponding three-month period of the previous year. Net interest income (interest earned less interest expended) for the three months ended June 30, 2018 grew by 15.4% to Rs.108,135.7 million, from Rs.93,707.4 million for the three months ended June 30, 2017, driven by asset growth and a net interest margin of 4.2%.

Other income (non-interest revenue) for the three months ended June 30, 2018 was Rs.38,180.6 million. Fees and commission income at Rs.31,710.4 million for the three months ended June 30, 2018 constituted 83.1% of other income and grew by 23.0% over Rs.25,781.0 million in the corresponding three months ended June 30, 2017. The other three components of other income for the three months ended June 30, 2018 were foreign exchange and derivatives revenue of Rs.4,995.6 million (Rs.2,968.3 million for the corresponding three-month period of the previous year), loss on revaluation/sale of investments of Rs.2,832.3 million (gain of Rs.3,314.0 million for the corresponding three-month period of the previous year) and miscellaneous income, including recoveries and dividend, of Rs.4,306.9 million (Rs.3,103.3 million for the corresponding three-month period of the previous year). The RBI in its circular dated June 15, 2018 granted banks an option to spread provisioning for mark to market losses on investments held in “available for sale” and “held for trading” categories for the three months ended June 30, 2018 equally over four quarters. The Bank has chosen not to avail of this option and has recognized the entire mark to market loss of Rs.3,910.4 million in the three months ended June 30, 2018. The loss was primarily attributable to the corporate bond portfolio, which has a modified duration of 1.6.

Operating expenses for the three months ended June 30, 2018 were Rs.59,838.8 million, an increase of 11.5% over Rs.53,674.6 million during the corresponding three-month period of the previous year. The core cost-to-income ratio (ratio of operating expenses to net revenue excluding profit and loss on revaluation/sale of investments) was at 40.1% as against 42.7% for the corresponding three months ended June 30, 2017.

Provisions (other than tax) and contingencies for the three months ended June 30, 2018 were Rs.16,293.7 million as against Rs.15,587.6 million for the three months ended June 30, 2017. The key components therein for the three months ended June 30, 2018 were specific loan loss provisions of Rs.14,322.2 million (as against Rs.13,431.9 million for the corresponding three-month period of the previous year) and general provisions of Rs.1,832.2 million (as against Rs.2,063.2 million for the corresponding three-month period of the previous year).

Profit from ordinary activities before tax for the three months ended June 30, 2018 was up from Rs.59,611.8 million in the three months ended June 30, 2017 to Rs.70,183.8 million. Excluding profit and loss on revaluation/sale of investments, profit before tax growth would be 29.7% over the corresponding three-month period of the previous year.

After providing Rs.24,169.4 million of tax expense, the Bank earned a net profit for the period of Rs.46,014.4 million, an increase of 18.2% over the three months ended June 30, 2017.

Balance Sheet: As of June 30, 2018 and June 30, 2017

Total balance sheet size as of June 30, 2018 was Rs.10,804,090.9 million as against Rs.8,956,530.6 million as of June 30, 2017.

Total deposits as of June 30, 2018 were Rs.8,057,853.2 million, an increase of 20.0% over June 30, 2017. As of June 30, 2018 current account deposits were at Rs.1,092,972.0 million and savings account deposits at Rs.2,266,562.4 million grew by 17.4% over June 30, 2017. Time deposits were at Rs.4,698,318.8 million, an increase of 24.9% over the previous year, resulting in CASA (current accounts and savings accounts) deposits comprising 41.7% of total deposits as of June 30, 2018.

Total advances as of June 30, 2018 were Rs.7,086,486.9 million, an increase of 22.0% over June 30, 2017. This loan growth was contributed by both segments of the Bank’s loan portfolio with the domestic loan mix between retail:wholesale at 55:45. As per regulatory Basel II segment classification, retail loans grew by 21.6% and wholesale loans grew by 22.7%.

Capital Adequacy as of June 30, 2018 and June 30, 2017

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 14.6% as of June 30, 2018 (15.6% as of June 30, 2017) as against a regulatory requirement of 11.025% which includes Capital Conservation Buffer of 1.875% and an additional requirement of 0.15% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB).

Tier I CAR was at 13.1% as of June 30, 2018 compared to 13.6% as of June 30, 2017. Common Equity Tier I CAR was at 12.1% as of June 30, 2018. Risk-weighted Assets were at Rs.8,448,943.3 million as of June 30, 2018 (as against Rs.6,903,701.7 million as at June 30, 2017).

The Board of Directors of the Bank, at their meeting held on December 20, 2017 had approved the raising of funds aggregating up to Rs.240,000 million, of which an amount up to a maximum of Rs.85,000 million was approved to be through the issuance of equity shares of face value of Rs.2 each pursuant to a preferential issue to Housing Development Finance Corporation Limited and the balance was approved to be through the issuance of equity shares/ convertible securities/depository receipts pursuant to a Qualified Institutions Placement (QIP)/American Depository Receipts (ADR)/Global Depository Receipt (GDR) program. The said raising of funds was approved by the shareholders of the Bank at its Extra Ordinary General meeting held on January 19, 2018. The Bank has received all relevant approvals in this regard. On July 17, 2018, the Bank allotted 39,096,817 equity shares to Housing Development Finance Corporation Limited at the issue price of Rs.2,174.09 per equity share (including share premium of Rs.2,172.09 per equity share), aggregating to Rs.85,000 million.

Network

As of June 30, 2018, the Bank’s distribution network was at 4,804 banking outlets and 12,808 ATMs as against 4,727 banking outlets and 12,220 ATMs as of June 30, 2017. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 89,550 as of June 30, 2018 (as against 83,757 as of June 30, 2017).

Asset Quality

Gross non-performing assets were at 1.33% of gross advances as of June 30, 2018, as against 1.24% as of June 30, 2017. Coverage ratio (specific provisions as a percentage of gross non-performing assets) as of June 30, 2018 was 69.5%. Net non-performing assets were at 0.41% of net advances as of June 30, 2018. The Bank held floating provisions of Rs.14,512.8 million as of June 30, 2018. Total provisions (comprising specific provisions, general provisions and floating provisions) were 118.0% of the gross non-performing assets as of June 30, 2018.

Notes:

Rs. = Indian Rupees

All figures and ratios are in accordance with Indian GAAP.